

Bryan Flynn · 2nd

Saving the world from bad food and bad food packaging

Santa Barbara, California, United States · 500+ connections ·

Contact info

 **Sun & Swell Foods**

Loyola Marymount University, College of...

Experience



COO & Cofounder
Sun & Swell Foods
Sep 2016 – Present · 4 yrs 7 mos
Santa Barbara, California Area



Director of Sales Operations, Support, & Enablement
AppFolio, Inc.
Oct 2017 – Mar 2018 · 6 mos
Goleta, CA



Director of Sales Operations
Interana
Feb 2015 – Sep 2017 · 2 yrs 8 mos
Redwood City



Coraid
2 yrs 6 mos

○ **Inside Sales and Operations Manager**
May 2014 – Feb 2015 · 10 mos
Redwood City

○ **Sales Operations Manager**
Sep 2012 – May 2014 · 1 yr 9 mos
Redwood City



Business Analyst
Leader Bank
Nov 2011 – Jun 2012 · 8 mos
Arlington, MA

Show 2 more experiences ⌄

Education



Loyola Marymount University, College of Business Administration
MBA, Finance
2009 – 2011
Activities and Societies: Beta Gamma Sigma (the business honor society)

Cross Registered at Boston College Carroll School of Management



Boston College - Carroll School of Management
MBA, Finance
2010 – 2011

Loyola Marymount University, College of Business Administration
BA, Management, Finance, Entrepreneurship
2002 – 2006
Activities and Societies: Finance Society and Student Investment Fund

Graduated Cum Laude

Volunteer experience



Mentor
The Leukemia & Lymphoma Society
Jun 2014 – Present · 6 yrs 10 mos
Health

Mentoring trainees to help fund LLS and train for marathons.



